Exhibit 99.1

Cash Store Financial issues statement regarding payday loan licenses in Ontario

EDMONTON, Feb. 5, 2013 /CNW/ - The Cash Store Financial Services Inc. ("Cash Store Financial") (TSX:CSF) & (NYSE:CSFS) today issued the following statement:

On February 4, 2013, the Registrar for payday loans in Ontario issued a proposal to revoke the payday lending licenses of the Cash Store Inc. and Instaloans Inc. (the "Companies").  Sections 13(2) and 14(1) of the Payday Loans Act provide that licensees are entitled to a hearing before the License Appeal Tribunal in respect of the Registrar's proposal.  The Cash Store Inc. and Instaloans Inc. will be requesting a hearing.

Since September 2011, the Consumer Protection Branch of the Ministry of Consumer Affairs has attempted to force the Companies to deliver payday loans in cash, rather than the much safer and efficient electronic methods that they now use. The Companies have indicated that they are unwilling to place employees and customers at risk of physical harm. The Consumer Protection Branch of the Ministry of Consumer Affairs has also attempted to prohibit the Cash Store Inc. and Instaloans Inc. from selling products other than payday loans. The Companies have indicated that they are not prepared to accept these onerous restrictions.

As a result of the Companies' recently announced introduction of its Line of Credit products in Ontario, the Cash Store Inc. and Instaloans Inc. do not offer payday loans in the province, so the Registrar's proposal to revoke the Companies' payday loan licenses is not expected to cause any interruptions to the Companies' current operations. The Registrar's proposal to revoke payday loan licenses is not related to the Companies' Line of Credit offerings.

The Cash Store Financial Services Inc. will provide updates on these issues as developments occur.

About Cash Store Financial

Cash Store Financial is the only lender and broker of short-term advances and provider of other financial services in Canada that is listed on the Toronto Stock Exchange (TSX: CSF). Cash Store Financial also trades on the New York Stock Exchange (NYSE: CSFS). Cash Store Financial operates 512 branches across Canada under the banners "Cash Store Financial", "Instaloans" and "The Title Store". Cash Store Financial also operates 25 branches in the United Kingdom.

Cash Store Financial and Instaloans primarily act as lenders and brokers to facilitate short-term advances and provide other financial services to income-earning consumers who may not be able to obtain them from traditional banks. Cash Store Financial also provides a private-label debit card (the "Freedom" card) and a prepaid credit card (the "Freedom MasterCard") as well as other financial services, including bank accounts.

Cash Store Financial employs approximately 1,900 associates and is headquartered in Edmonton, Alberta.

Cash Store Financial is a Canadian corporation that is not affiliated with Cottonwood Financial Ltd. or the outlets Cottonwood Financial Ltd. operates in the United States under the name "Cash Store".  Cash Store Financial does not do business under the name "Cash Store" in the United States and does not own or provide any consumer lending services in the United States.

This news release contains "forward-looking information" within the meaning of applicable Canadian securities legislation and "forward-looking statements" within the meaning United States federal securities legislation, which we refer to herein, collectively, as "forward-looking information". Forward-looking information includes, but is not limited to, information with respect to our objectives, strategies, operations and financial results, competition as well as initiatives to grow revenue or reduce retention payments. Generally, forward-looking information can be identified by the use of forward-looking terminology such as "estimates", "plans", "expects", or "does not expect", "is expected", "budget", "scheduled", "forecasts", "intends", "anticipates", or "does not anticipate", or "believes" or variations of such words and phrases or state that certain actions, events or results "may", "could", "would", "might", or "will be taken", "occur", or "be achieved". In particular this news release contains forward-looking information with respect to our goals and strategic priorities, introduction of products, share repurchase initiatives, branch openings and competition as well as initiatives to grow revenue or reduce retention payments.  Forward-looking information is subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Cash Store Financial, to be materially different from those expressed or implied by such forward-looking information, including, but not limited to, changes in economic and political conditions, legislative or regulatory developments, technological developments, third-party arrangements, competition, litigation, risks associated with but not limited to, market conditions, and other factors described under the heading "Risk Factors" in our Annual Information Form, which is on file with Canadian provincial securities regulatory authorities, and in our Annual Report on Form 40-F filed with the  U.S. Securities and Exchange Commission.  All material assumptions used in providing forward-looking information are based on management's knowledge of current business conditions and expectations of future business conditions and trends, including our knowledge of the current credit, interest rate and liquidity conditions affecting us and the general economic conditions in Canada, the United Kingdom and elsewhere.  Although we believe the assumptions used to make such statements are reasonable at this time and have attempted to identify in our continuous disclosure documents important factors that could cause actual results to differ materially from those contained in forward-looking information, there may be other factors that cause results not to be as anticipated, estimated or intended.  Certain material factors or assumptions are applied by us in making forward-looking information, include without limitation, factors and assumptions regarding our continued ability to fund our payday loan business, rates of customer defaults, relationships with, and payments to, third party lenders, demand for our products, as well as our operating cost structure and current consumer protection regulations. There can be no assurance that such information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. Accordingly, readers should not place undue reliance on forward-looking information. We do not undertake to update any forward-looking information, except in accordance with applicable securities laws.

SOURCE: The Cash Store Financial Services Inc.

%CIK: 0001490658

For further information:

For further information, please contact:

Gordon Reykdal, Chairman and CEO, at 780-408-5118, or

Craig Warnock, Chief Financial Officer, at 780-732-5683

Investor Relations are provided by Hayden IR. Contact is Brett Maas, Managing Partner.
Contact: (646) 536-7331 (Office); or, (480) 861-2425 (Mobile).

CO: The Cash Store Financial Services Inc.

CNW 20:41e 05-FEB-13